Exhibit 99.1

SATIXFY COMMUNICATIONS LTD.
12 Hamada St., Rehovot 670315
Israel

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on January 12, 2023

The Special Meeting of Shareholders of SatixFy Communications Ltd. (the “Company”) will be held at the offices of Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel on January 12, 2023 at 12:00 p.m. noon Israel time, or at any adjournments thereof (the “Meeting”) for the following purpose:

1.	To ratify the election of Mr. Moshe Eisenberg and Mr. Yoram Stettiner as external directors, to serve for a period of three years, subject to, and in accordance with, the Israeli Companies Law 5759-1999.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders of record at the close of business on December 5, 2022 are entitled to notice of and vote at the Meeting.

The Board of Directors recommends that you vote FOR the proposal, as specified on the form of proxy to be provided separately.

Whether or not you plan to attend the Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to (i) vote online or (ii) complete, date, sign and mail the proxy to be provided separately at your earliest convenience. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders wishing to express their position on an agenda item for this Special Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Reut Tevet at 12 Hamada Street, Rehovot 670315 Israel, by no later than Thursday, January 5, 2023. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

The quorum for the Meeting shall be the presence of at least two shareholders in person or by proxy (including by voting deed) holding 33 1∕3% of the voting rights in the Company. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the following week at the same time and place or to such other day, time and place as the Board of Directors may indicate in a notice to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolution on the agenda, can be viewed at the Company's registered office at 12 Hamada Street, Rehovot 670315, Israel, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company's website http://www.satixfy.com, and the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,

Yoav Leibovitch
Chairman of the Board of Directors

Rehovot, Israel

November 28, 2022